UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Jay D. Mitchell, General Counsel
770-643-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,467,204 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,467,204 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,204 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes:

(a) 2,068,696 shares of Common Stock directly owned,

(b) 905,508 shares of Common Stock which may be purchased upon exercise pursuant to that certain Amended and Restated Warrant Agreement, dated April 25, 2018 between Jackson Investment Group, LLC (“JIG LLC”) and Staffing 360 Solutions, Inc. (the “Issuer”), as amended by that certain Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of August 27, 2018, that certain Amendment No. 2 to the Amended and Restated Warrant Agreement, dated November 15, 2018 and that certain Amendment No. 3 to the Amended and Restated Warrant Agreement, dated October 26, 2020 (the “A&R Warrant”), and which amended and restated that certain Warrant, dated January 26, 2017, between JIG LLC and the Issuer, as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, and

(c) 1,493,000 shares of Common Stock which are issuable upon conversion of the 1,493 shares of Series G-1 Convertible Preferred Stock outstanding on May 6, 2021, which are currently convertible at the holder’s option.

Does not reflect:

(a) 6,172 shares of Series G Convertible Preferred Stock which are convertible into shares of Common Stock at the holder’s option at any time from and after the earlier of October 31, 2022 or the occurrence of an event of default as specified in the Certificate of Designation of the Series G Convertible Preferred Stock at an initial conversion rate of 1,000 shares of Common Stock for each share of Series G Preferred Stock converted, subject to adjustment to the liquidation value applicable to the Series G Convertible Preferred Stock,

(b) any shares of Common Stock payable to JIG LLC as an additional fee (any such shares of Common Stock payable, the “PIK Interest Fee Shares”) in an amount equal to $25,000 divided by the average closing price, as reported by Nasdaq, of such shares of Common Stock over the 5 trading days prior to the applicable monthly interest payment date, provided that, if such average market price is less than $0.50, or is otherwise undeterminable because such shares of Common Stock are no longer publicly traded or the closing price is no longer reported by Nasdaq, then the average closing price for these purposes shall be deemed to be $0.50, and if such average closing price is greater than $3.50, then the average closing price for these purposes shall be deemed to be $3.50 (the “Average Closing Price”) in the event that the Issuer elects under the terms of the Second Amended and Restated Note Purchase Agreement, dated as of October 26, 2020 by and among JIG LLC, the Issuer and the subsidiary guarantors party thereto (“Amended Note Purchase Agreement”) and the Amended and Restated Senior Secured 12% Promissory Note to JIG LLC from the Issuer (the “Amended Note”) to pay PIK Interest (as defined in Item 3 below) by adding any such PIK Interest to the outstanding principal balance of the Amended Note,

(c) adjustments based on any changes to the liquidation value of such Series G Convertible Preferred Stock in the event that the Issuer elects, under the terms of the Amended Note and the Certificate of Designation of Series G Convertible Preferred Stock (the “Certificate of Designation”), to pay in kind up to 50% of the monthly cash dividends on the shares of Series G Convertible Preferred Stock (the “Base Series G Preferred Stock” and collectively with the Series G-1 Preferred Stock, “Series G Preferred Stock”) by adding to the outstanding liquidation value of the Base Series G Preferred Stock (the “PIK Dividend Payment”), commencing on October 26, 2020 and ending on October 25, 2022, or

(d) if the PIK Dividend Payment is elected by the Issuer, shares of Common Stock payable as an additional fee in an amount equal to $10,000 divided by the Average Closing Price (the “PIK Dividend Fee Shares”).

(2)	Based on 39,166,528 shares of Common Stock outstanding as of April 15, 2021, as reported in the Issuer’s Form 10-K filed on April 16, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO(3) PF(4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 144
	8.	SHARED VOTING POWER 4,467,204 (1)
	9.	SOLE DISPOSITIVE POWER 144
	10.	SHARED DISPOSITIVE POWER 4,467,204 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,348 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes:

(a) 2,068,696 shares of Common Stock directly owned,

(b) 905,508 shares of Common Stock which may be purchased upon exercise pursuant to the A&R Warrant, and

(c) 1,493,000 shares of Common Stock which are issuable upon conversion of the 1,493 shares of Series G-1 Convertible Preferred Stock outstanding on May 6, 2021, which are currently convertible at the holder’s option.

Does not reflect:

(a) 6,172 shares of Series G Convertible Preferred Stock which are convertible into shares of Common Stock at the holder’s option at any time from and after the earlier of October 31, 2022 or the occurrence of an event of default as specified in the Certificate of Designation at an initial conversion rate of 1,000 shares of Common Stock for each share of Series G Preferred Stock converted, subject to adjustment to the liquidation value applicable to the Series G Convertible Preferred Stock,

(b) any PIK Interest Fee Shares in an amount equal to $25,000 divided by the Average Closing Price in the event that the Issuer elects under the terms of the Amended Note Purchase Agreement and the Amended Note to pay PIK Interest by adding any such PIK Interest to the outstanding principal balance of the Amended Note,

(c) adjustments based on any changes to the liquidation value of such Series G Convertible Preferred Stock in the event that the Issuer elects, under the terms of the Certificate of Designation to pay PIK Dividend Payments, commencing on October 26, 2020 and ending on October 25, 2022, or

(d) if the PIK Dividend Payment is elected by the Issuer, the PIK Dividend Fee Shares.

(2)	Based on 39,166,528 shares of Common Stock outstanding as of April 15, 2021, as reported in the Issuer’s Form 10-K filed on April 16, 2021.

(3)	With respect to all shares other than the 144 shares referenced in footnote 4 that are reported herein.

(4)	With respect to the 144 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed jointly by JIG LLC and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 23, 2017, April 7, 2017, August 8, 2017, September 18, 2017, September 4, 2018, November 15, 2018 and November 10, 2020 (collectively, the “Statement”), with respect to the common stock, par value $0.00001, of the Issuer.

This Amendment No. 8 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

Exchange Agreement

On May 6, 2021, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with JIG LLC pursuant to which, among other things, JIG LLC agreed to exchange 6,172 shares of the Issuer’s Series E Convertible Preferred Stock, par value $0.00001 per share, and 1,493 shares of the Issuer’s Series E-1 Convertible Preferred Stock, par value $0.00001 per share (collectively, the “Series E Preferred Stock”) owned by it, for an equivalent number of shares of the Issuer’s Series G Convertible Preferred Stock, par value $0.00001 per share and Series G-1 Convertible Preferred Stock, par value $0.00001 per share (collectively, the “Series G Preferred Stock”, and such transaction, the “Exchange Transaction”). The Exchange Transaction was consummated on May 6, 2021.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is incorporated as Exhibit 1 to this Amendment No. 8 and incorporated herein by reference.

The Series G Preferred Stock ranks senior to each of the Issuer’s common stock, par value $0.00001 (“Common Stock”), Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, and any other classes and series of stock of the Issuer now or hereafter authorized, issued or outstanding, which by their terms expressly provide that they are junior to the Series G Preferred Stock or which do not specify their rank (which includes the Series F Convertible Preferred Stock). Each share of Series G Preferred Stock is initially convertible into 1,000 shares of Common Stock at any time from and after, (i) with respect to the Series G Convertible Preferred Stock, the earlier of October 31, 2022 or the occurrence of a Preferred Default (as defined in the Certificate of Designation) and, (ii) with respect to the Series G-l Convertible Preferred Stock, October 31, 2020. A holder of Series G Preferred Stock is not required to pay any additional consideration in exchange for conversion of the Series G Preferred Stock into the Issuer’s Common Stock.

The Series G Convertible Preferred Stock carries monthly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance (plus any accrued dividends with respect to the Series E Preferred Stock unpaid as of the date of the Exchange Transaction) and (ii) 17% after the occurrence of a Preferred Default, and (b) a dividend payable in shares of Series G-1 Convertible Preferred Stock. The shares of Series G-1 Convertible Preferred Stock have all the same terms, preferences and characteristics as the Series G Convertible Preferred Stock (including, without limitation, the right to receive cash dividends), except Series G-1 Convertible Preferred Stock are mandatorily redeemable by the Issuer within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or September 30, 2022, for a cash payment equal to the Liquidation Value (as defined in the Certificate of Designation) plus any accrued and unpaid dividends thereon.

The Series G Preferred Stock shall vote on an “as converted” basis on all matters submitted to the holders of Common Stock for approval.

The foregoing description of the Series G Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the complete text of the Certificate of Designation, which is incorporated as Exhibit 2 to this Amendment No. 8 and incorporated herein by reference.

No new funds were provided by JIG LLC to the Issuer in connection with the Exchange Transaction. The source of funds for JIG LLC’s prior investments in the Issuer were reported by JIG LLC in prior Amendments to this Statement.

Redemptions

Prior to the Exchange Transaction, the Issuer redeemed the following shares of Series E Convertible Preferred Stock on the corresponding dates:

Date of Redemption	Number of Shares of Redeemed Series E Convertible Preferred Stock	Redemption Price	Number of Underlying Shares of Common Stock
September 28, 2020	1,300 shares	$1,300,000	1,300,000 shares
December 31, 2020	620 shares	$620,000	620,000 shares
January 6, 2021	390 shares	$390,000	390,000 shares
February 12, 2021	4,518 shares	$4,518,000	4,518,000 shares

Item 4. Purpose of the Transaction.

JIG LLC entered into the Exchange Transaction for the purpose of reclassifying its shares of Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock into shares of Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock, which have limited voting rights but are otherwise identical to Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock. The Reporting Persons are continually reviewing their investment in the Issuer.

Depending upon:

(1) the Reporting Persons’ assessment of the Issuer’s businesses, assets and prospects and the Issuer’s ability to secure future financing from sources other than the Reporting Persons, as well as prospects for the industries which the Issuer’s business serves, (2) the contractual provisions, limitations and other terms of JIG LLC’s financing-related agreements with the Issuer, (3) other plans and requirements of the Reporting Persons, (4) general economic conditions and overall market conditions, (5) the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (6) the price at which shares of Common Stock are available (i) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported in this Statement, or (ii) for sale, and (7) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may:

(A) seek to make additional investments in the Issuer, which could include an acquisition of the Issuer or funding specific cash needs of the Issuer if they arise and satisfactory terms can be agreed, (B) determine not to pursue any further investments in the Issuer and/or not to extend its current loan beyond its September 2022 maturity date, and instead decrease their holdings of Common Stock, (C) seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and (D) either individually or together with others may make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons have no other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4 of the Statement, except as described above.

The response to Item 3 and Exhibits 1-5 are hereby incorporated herein.

Subparts (e) and (g) of Item 4 of the Statement are hereby further amended to add the following:

Certificate of Designation and Certificate of Correction

In connection with the closing of the Exchange Transaction described under Item 3 above, on May 6, 2021 the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designation, which became effective on such date. On May 11, 2021, the Issuer filed a certificate of correction to the Certificate of Designation (the “Certificate of Correction”) with the Secretary of State of the State of Delaware to correct a typographical error related to the “Conversion Price”. The foregoing description of the Certificate of Correction is qualified in its entirety by reference to the full text of the Certificate of Correction, which is incorporated as Exhibit 3 to this Amendment No. 8 and incorporated herein by reference.

Side Letter Agreement Regarding Amendment to NPA

On May 6, 2021, pursuant to a letter agreement (the “Side Letter Agreement”) between the Issuer, certain of its subsidiaries (collectively with the Issuer, the “Issuer Parties”) and JIG LLC, the Issuer Parties and JIG LLC agreed to update and conform certain terms of the Amended Note Purchase Agreement, in connection with the Exchange Transaction. The foregoing description of the Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter Agreement, which is incorporated as Exhibit 4 to this Amendment No. 8 and incorporated herein by reference.

Limited Waiver and Agreement Letter

On May 6, 2021, pursuant to a letter agreement (the “Limited Waiver and Agreement Letter”) between the Issuer and JIG LLC, JIG LLC agreed to extend its earlier agreement (previously disclosed in the Issuer’s Current Report on Form 8-K, filed on February 16, 2021) to not convert JIG LLC’s convertible securities until June 30, 2021. The foregoing description of the Limited Waiver and Agreement Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Waiver and Agreement Letter, which is incorporated as Exhibit 5 to this Amendment No. 8 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 39,166,528 shares of Common Stock outstanding as of April 15, 2021, as reported in the Issuer’s Form 10-K filed with the Commission on April 16, 2021.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 4,467,204 shares of Common Stock, which constitutes approximately 10.7% of the outstanding shares of Common Stock (assuming the exercise in full of the A&R Warrant and conversion into Common Stock of the outstanding Series G-1 Preferred Stock held by the Reporting Persons as of May 6, 2021, as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned, (1) 905,508 are not outstanding and consist of shares which may be acquired by JIG LLC pursuant to the A&R Warrant at any time prior to January 26, 2026 and (2) 1,493,000 are not outstanding and consist of shares which may be converted from shares of Series G-1 Preferred Stock at the holder’s option at any time. In addition to the 4,467,204 shares referenced above, Richard L. Jackson individually and beneficially owns 144 shares of Common Stock (which together with the 4,467,204 shares constitutes approximately 10.7% of the outstanding shares of Common Stock of the Issuer). With the exception of the 144 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 4,467,204 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 144 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       The response to Items 3 and 4 and Exhibits 1 through 5 are hereby incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 3, 4 and 5 and Exhibits 1 through 5 are hereby incorporated herein.

The foregoing descriptions of the agreements and documents attached as Exhibits 1 through 5 hereto do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement and document, respectively.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	Exchange Agreement, dated May 6, 2021, between JIG LLC and the Issuer (attached as Exhibit 10.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on May 12, 2021 and incorporated herein by reference)

Exhibit 2	Certificate of Designation of Series G Convertible Preferred Stock of the Issuer, dated May 6, 2021 (attached as Exhibit 3.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on May 12, 2021 and incorporated herein by reference)

Exhibit 3	Certificate of Correction to the Certificate of Designation of Series G Convertible Preferred Stock of the Issuer, dated May 11, 2021 (attached as Exhibit 3.2 to the Form 8-K filed by Staffing 360 Solutions, Inc. on May 12, 2021 and incorporated herein by reference)

Exhibit 4	Side Letter Agreement Regarding Amendment to NPA, dated May 6, 2021, between JIG LLC and the Issuer Parties (attached as Exhibit 10.2 to the Form 8-K filed by Staffing 360 Solutions, Inc. on May 12, 2021 and incorporated herein by reference)

Exhibit 5	Limited Waiver and Agreement Letter, dated May 6, 2021, between JIG LLC and the Issuer (attached as Exhibit 10.3 to the Form 8-K filed by Staffing 360 Solutions, Inc. on May 12, 2021 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2021

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: May 17, 2021

RICHARD L. JACKSON

/s/ Richard L. Jackson